GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

February 11, 2002

03003937

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

SUPPL

1. News release dated November 21, 2002
2. News release dated November 29, 2002;
3. News release dated January 13, 2003;
4. News release dated January 20, 2003;
5. News release dated February 11, 2003;
6. Quarterly report and unaudited financial statements for October 31, 2002.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

dw 2/25

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

REDHAWK OPTIONS ARIZONA GOLD AND SILVER PROJECTS FROM GOLDEN ARCH RESOURCES

February 11, 2003 - Golden Arch Resources Ltd. ("Golden Arch") and Redhawk Resources, Inc. ("Redhawk", RDK-TSX) are pleased to announce that, following the approval of each of their Boards of Directors, the Companies have signed an option agreement which allows Redhawk to earn up to a 75% interest over five years in the **Gold Bullion Project** and the **Malachite Silver Project** by spending money, issuing shares, making a private placement in Golden Arch to pay outstanding Golden Arch liabilities, and by making cash payments to both Golden Arch and the underlying property owner.

The projects are located in Pima County, Arizona approximately one hour drive south-south-west of Tucson. This agreement is subject to the Definitive Agreement and certain other items that form part of this part and parcel agreement receiving Regulatory Approval.

THE GOLD BULLION PROJECT

The Gold Bullion Project's principle mineralized zone is called the Gold Bullion trend. It is defined by widespread rock chip sampling and a partially co-incident soil anomaly which extends the currently defined limits of the mineralized gold zone that has been traced on surface for 2.14 kilometers (7000 feet) in length and an average of approximately 150 metres (500 feet) in width.

The Gold Bullion trend is oriented in a north-east/south-west direction and is open for extension. It contains numerous steeply dipping veins both large and small throughout its length surrounded by an extensive envelope of lower grade gold mineralization. The underground workings of the historic high-grade Gold Bullion Mine are towards the south end of the gold trend and the Jupiter Gold Mine workings are towards the north end.

Prior to Redhawk's involvement Golden Arch completed three trenches on the Gold Bullion trend south of the Jupiter Mine. The trenches were oriented to partially crosscut the width of the gold trend over a north-south distance of about 460 meters (1500 feet). The trenches were dug by hand and then channel sampled in two meter intervals.

Trench A is the most northerly trench. Trench B is located about 260 meters (850 feet) south-west of Trench A and Trench C is located about 200 meters (650 feet) south of Trench B. The analysis of Trench A will be completed in Phase One.

GOLD BULLION PROJECT TRENCH ASSAYS				
	meters	Gold (grams/tonne)	feet	Gold (Ounces/ton)
Trench A - West Part	20	1.38	66	0.040
Gap	48	No assay	157	No assay
Trench A - East Part	38	1.35	125	0.039
including	28	1.70	92	0.050
Trench B	60	1.01	197	0.030
including	28	1.15	92	0.034
Trench C	30	1.49	98	0.043
including	6	3.35	20	0.098

In the mid 1970's a limited air track drilling program was undertaken by previous owners.
In 1974, Kalium Chemicals Limited drilled 35 holes up to 150 feet thick with an Airtrak percussion drill. Given this very crude drilling system, the recovery expected would be erratic and poor; however, the results were encouraging. Twenty-seven holes intersected the mineralized conglomerate, which has been identified as the primary host rock for the gold mineralization. All twenty-seven holes had highly anomalous gold values that ranging from 0.012 opt Au to 0.076 opt Au. The best results were in hole SH #3 that returned values of 0.076 opt Au over 75 feet (55'-130'). No silver values were available from this drill program. All these holes were located near the Jupiter Mine Area. Although the data set is incomplete, enough information is in hand to show this effective but crude first pass exploration tool recovered gold values from beneath the surface, demonstrating this extensive gold system extends beyond the surface to depth.

In addition there are three large soil anomalies that lie south, southeast and southwest of the Gold Bullion zone that will see initial exploration in the first phase program.

In 1999, Canarc Resources Ltd. took 35 samples from the Mildred Peak property. 12 samples were very anomalous in gold and 9 samples assayed from 1 gram gold per tonne to 10 grams gold per tonne. Five of the 35 samples returned assays from 12.57 grams gold per tonne (0.37 opt gold) to 67.45 grams gold per tonne (1.97 opt gold). In most underground mining operation, values like these would indicated ore-grade material.

In 2000, Echo Bay Exploration Ltd. took rock chip samples from the north zone, returning values of 0.088, 0.503, 0.452, 0.183, 0.508, 0.775, 0.244, and 0.152 opt Au, for an average of 0.363 opt Au.

Local historical records including a 1913 Professional Engineer's report indicate the Gold Bullion Mine was initially explored in the 1880's. The discovery of the high-grade gold/silver veins at the Gold Bullion Mine led to further prospecting in the surrounding area looking for similar deposits. This resulted in the discovery of the Jupiter Gold Mine near the north end of the trend and the numerous small surface showings and underground workings still seen today, scattered along the Gold Bullion trend.

Golden Arch the larger high-grade gold/silver veins are potentially significant in their own right. For example, the 1913 report includes channel sample results on the Last Chance vein (one of 8 veins from which significant results and workings were reported on) from surface down to the third level 48.8 meters (160 feet) below the shaft collar.

The shaft continued below the third level, but when the engineer sampled the vein the water level had risen to just below the third level. The average grade of the 12 channel samples reported from the Last Chance vein on three levels was 19.9 gms gold and 485 gms of silver per tonne (0.58 oz gold and 14 oz silver per ton) across an average width of 1.22 meters (4.0 feet).

Management cautions the reader that although we are personally confident with the information taken from the 1913 report we do not have any first hand verification of this information. Later this year we intend to commence drilling the Gold Bullion trend. The first drill program will begin assessing the bulk tonnage gold potential along the 2.14 kilometer mineralized trend. Holes will also begin investigating some of the larger discreet high-grade gold/silver veins along the trend, including the Last Chance. This is a large gold system, and we know it is going take some time and much drilling for us to get a good understanding of what the ultimate possibilities are for the whole Gold Bullion trend and its bulk tonnage and high-grade gold potential.

At the time these old working were excavated on the high-grade gold and silver veins, the potential for bulk tonnage gold mineralization in the surrounding wall rocks was not considered because it was of no economic significance.

THE MALACHITE SILVER PROJECT

The Malachite Silver Project is an early stage silver and copper project that outcrops on the edge of the flat lying pediment approximately 1.6 km (2 miles) southeast of the Gold Bullion trend. The showings consist of two small mineralized outcrops that are approximately 62 meters (200 feet) apart. These outcrops are conspicuously covered in a green stain (malachite) which is an oxide of copper. No other outcrops were observed in the area of these two mineralized outcrops. The showings occur in an altered Jurassic siltstone adjacent to a granite intrusive.

The most northerly of the outcrops is centered on a small shaft/pit that is approximately 3 meters (10 feet) deep. The northern outcrop character sample is a combination of outcrop and spoils from the pit, which covers the remainder of the outcrop. The southern outcrop character sample is a combination of outcrop and spoils from the digging on the side of the outcrop. There is also evidence of hand digging both in the area between the outcrops and nearby in an unsuccessful attempt to penetrate the pediment cover.

Two large character samples, one from each of the mineralized showings, were taken by Redhawk and one large character sample consisting of material from both outcrops was collected earlier by Golden Arch.

The samples collected and combined to form the character sample of the northern showing assayed 4.30 ounces of silver and 1.87 per cent copper per ton (147.5 gms silver and 1.87% copper per tonne). The samples collected and combined to form the character sample of the southern showing assayed 6.87 oz silver and 1.35% copper per ton (235.4 gms silver and 1.35% copper per tonne). The samples that were collected and combined earlier from both outcrops assayed 15.1 oz silver and 0.97% per cent copper per ton (517.72 gms silver and 0.97% copper per tonne), consistent with the range of values obtained from the sampling of the two individual showings.

The workings appear to be from the late 1800's or early 1900's when the area was undergoing significant gold exploration in the Gold Bullion and Jupiter Mine areas described above. We have found no evidence of any significant later attempt to explore these showings, which are surrounded by pediment/overburden cover.

The recent sampling programs on the projects described above took place under the direction and supervision of a Qualified Person under the meaning of National Policy Instrument 43-101.

THE AGREEMENT

Highlights:

Redhawk can choose to earn a 51% interest in the projects over four years by issuing Golden Arch a total of 750,000 Redhawk shares and spending a total of $2,850,000 on or before April 1, 2007, including paying Golden Arch a total of $185,000 and the underlying property owner a total of $125,000. If

- Redhawk does not complete the requirements to earn a 51% interest in the projects Redhawk will have earned no interest in the projects; or

Redhawk can choose to earn a 60% interest in the projects over five years by issuing Golden Arch a total of 750,000 Redhawk shares and spending a total of $3,850,000 on or before April 1, 2008, including paying Golden Arch a total of $185,000 and the underlying property owner a total of $160,000; or

Redhawk can choose to earn a 75% interest over five years in the projects by issuing Golden Arch a total of 1,500,000 Redhawk shares and spending a total of $4,350,000 on or before April 1, 2008, including paying Golden Arch a total of $685,000 and the underlying property owner a total of $160,000.

Among other things, if Redhawk is to continue to fund the projects beyond Year One, Redhawk must spend a total of $500,000 on or before April 1, 2004. Redhawk's committments in Year One are as follows:

Redhawk must spend a total of $250,000 on the project, including:

i) Paying $5,000 to Golden Arch (paid) and $25,000 upon Regulatory Approval of the Definitive Agreement;
ii) Delivering to Golden Arch 50,000 Redhawk shares upon Regulatory Approval;
iii) Subscribe for a private placement unit financing of 3,000,000 units for $300,000 in Golden Arch upon Regulatory Approval. The private placement unit at $0.10 per unit, will consist of one share and one half of one share purchase warrant. Each whole warrant will be exercisable for one share at $0.15 per share for a two year term. Golden Arch undertakes to use the $300,000 from Redhawk's private placement to pay outstanding Golden Arch liabilities;
iv) Paying $20,000 to the underlying property owner on or before April 1, 2003;
v) Spending $30,000 on or before April 1, 2003; and
vi) Commence the program within 30 days of Regulatory Approval.

To continue beyond Year One Redhawk must, among other things, spend an optional $600,000 on or before April 1, 2005 and to continue beyond Year Two Redhawk must, among other things, spend an optional $750,000 on or before April 1, 2006.

Golden Arch will be the Operator under the terms of this agreement for the first two years. Thereafter the Operator will be the party with the right to earn the largest joint-venture interest or the party with the largest joint-venture interest. The agreement between the parties also includes certain Right of First Refusal and Area of Common Interest rights.

Following the creation of any initial interest joint-venture above, if either parties working interest falls to 20% their interest is automatically converted into a 20% Net Profits Interest (NPI). The underlying property owner is entitled to a retained interest of a 20% NPI or a 1% Net Returns Royalty.

PRIVATE PLACEMENT

Golden Arch is pleased to announce that it has arranged a private placement in the principal amount of $300,000, consisting of a total of 3,000,000 units, each unit consisting of one share and one half of one share purchase warrant. Each whole warrant will be exercisable for one share at $0.15 per share for a two year term. Golden Arch undertakes to use the funds to pay outstanding Golden Arch liabilities.

On Behalf of the Board of Directors,

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

2003 Exploration Program Commences at Mildred Peak, Arizona

January 20, 2003

The Company is pleased to announce that it is commencing an exploration program on its Mildred Peak Gold/Silver/Copper property in Pima County, Arizona. The Mildred Peak Property consists of four high-priority, precious metal, road-accessible exploration projects in an area with good infrastructure. The Jupiter Gold, Placeritos Gold, and historic Gold Bullion Mines are exploration prospects that have all returned ore-grade gold/silver assays, while the Malachite Silver project, grading approximately 15 oz per ton silver and 1% copper, appears to be a significant skarn prospect. The Company holds claims and mineral leases over approximately a five-mile strike length, covering the copper/silver mineralization as well as the gold occurrences, on which preliminary work has uncovered significant showings. Rock-chip samples on the property have graded up to one ounce of gold per ton.

As part of the exploration program the Company will be excavating trenches in both the Gold Bullion/Jupiter Mine area and the Placeritas area to attempt to confirm and extend the gold zones identified in trenching in 2002. In the earlier trenches the sampling returned economic to nearly economic grades over mineable widths, including the following:

e.g. Trench A 64m (210 ft) @ 0.036 opt Au (1.247grams Au per metric tonne)
including 2m (6.6 ft.) @ 0.21 opt Au (7.3 grams Au per metric tonne)

and Trench B 70m (230 ft) @ 0.027 opt Au (0.917 grams Au per metric tonne)
including 4m (13 ft.) @ 0.13 opt Au (4.6 grams Au per metric tonne)

In addition the company will be completing a detailed ground magnetometer survey in the area of the Malachite-Silver zone.

The Company is also pleased to announce that James H. Broad, L.L.B., has been appointed to the Board of Directors.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

January 13, 2003

The Company is pleased to announce that it has entered into a consulting contract with Bevitor Holdings Ltd. to provide consulting services of James H. Simpson, B.Sc. Mr. Simpson is the principal of Bevitor Holdings Ltd. Bevitor Holdings has been granted consultant's options to purchase up to 500,000 common shares of the Company at a price of $0.10 per share and will be paid a fee of $2,500 per month, subject to the approval of the TSX Venture Exchange.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

November 29, 2002

NEW NEGOTIATIONS UNDERWAY BETWEEN GOLDEN ARCH AND REDHAWK

Golden Arch Resources Ltd. and Redhawk Resources, Inc. announce that Golden Arch has been unable to reach a consensus with various stakeholders on acceptance of the terms of the letter of understanding reached between Redhawk and Golden Arch on September 12, 2002. As a consequence Redhawk and Golden Arch have mutually agreed to abandon the September 12th letter of understanding.

Redhawk and Golden Arch also announce that the Companies are continuing negotiations on an alternate proposal.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

November 21, 2002

Subject to regulatory approval, the Company is pleased to announce that it has reached an agreement in principle with a majority of secured and unsecured creditors. The Company will rewrite the existing debentures, paying outstanding interest with common shares of the Company at a deemed value of $0.10 per share. The Company will pay unsecured creditors principle in full with common shares at a deemed value of $0.12 per share. The debentures, in the principal amount of $634,000 Cdn, were issued October 15, 1996 at an interest rate of 6% per annum. The debentures matured on October 14, 2001

On behalf of the Board of Directors

"Les Kjosness"
President

SEC File # 82-659

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER Golden Arch Resources Ltd.

ISSUER ADDRESS #928 – 470 Granville Street, Vancouver, BC V6C 1V5

ISSUER PHONE (604) 681-8222 **FAX** (604) 681-8282

CONTACT NAME Les Kjosness

CONTACT POSITION President

CONTACT TELEPHONE NUMBER (604) 681-8222

CONTACT EMAIL ADDRESS goldenarchresources@telus.net

FOR QUARTER ENDED October 31, 2002

DATE OF REPORT December 2, 2002

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (yy/mm/dd)
Les Kjosness	*"Les Kjosness"*	02/12/02
Keith Shirley	*"B. Keith Shirley"*	02/12/11

SCHEDULE A: FINANCIAL INFORMATION
PAGE 1

GOLDEN ARCH RESOURCES LTD.

BALANCE SHEET AS AT OCTOBER 31, 2002 and JANUARY 31, 2002

(PREPARED BY MANAGEMENT)

	October 31, 2002	January 31, 2002
Current Assets		
Cash	$ 59,451	$ -
Accounts receivable - GST	1,331	415
Accrued production receivable – net	7,447	6,721
Due from other public companies (note 10)	63,087	63,087
	131,316	70,223
Interest in Abbott-Wagner mineral property, at cost (Notes 2 and 4)	546,804	546,804
Interest in Mildred Peak mineral property, at cost (Note 2)	27,673	-
Petroleum and natural gas prospects (Notes 2 and 5)	214,073	214,073
Capital assets, at cost less amortization (Note 3)	12,432	6,622
	800,982	767,499
	$ 932,298	$ 837,722
Liabilities and Shareholders' Equity		
Current liabilities		
Bank overdraft	-	2,656
Accounts payable	29,098	50,597
Loan payable, unsecured, non-interest bearing, with no specific terms of repayment	97,358	110,961
Due to related parties, unsecured, non-interest bearing, with no specific terms of repayment (Note 9)	278,659	270,952
Accrued debenture interest	193,769	193,769
Convertible Redeemable Debentures (Note 9)	634,000	634,000
	1,232,884	1,262,935
Shareholders' Equity		
Capital Stock (note 7)	8,785,817	8,516,817
Deficit, accumulated during the development stage	(9,086,403)	(8,942,030)
	(300,586)	(425,213)
	$ 932,298	$ 837,722

Approved on behalf of the board:

"Les Kjosness", Director

"B. Keith Shirley", Director

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF INCOME (LOSS) AND DEFICIT FOR THE 3 and 9 MONTHS ENDED OCTOBER 31, 2002

(with comparative figures for October 31, 2001)

(PREPARED BY MANAGEMENT)

	3 months ended Oct 31 2002	3 months ended Oct 31 2001	9 months ended Oct 31 2002	9 months ended Oct 31 2001
Revenue - sale of petroleum products	$ 6,931	25,274	$ 10,149	76,283
Operating costs	(1,606)	(7,206)	(28,545)	(21,030)
Profit from petroleum and natural gas prospects	5,325	18,086	(18,396)	55,253
General and Administration costs				
Amortization	-	900	-	2,250
Accounting services and office expenses	209	15,756	10,445	39,258
Consulting fees (Note 9)	-	6,000	-	6,000
Debenture interest	-	-	-	19,700
Financing fee	12,100	-	12,100	-
Finder's fee	-	-	4,000	-
Legal	-	(2,187)	9,786	16,624
Management fees (Note 9)	6,000	2,387	18,000	17,387
Travel, promotion, and investor communications	1,886	743	14,224	2,804
Transfer agent and filing fees	3,979	3,726	10,355	14,230
Rent	1850	6,000	19,650	18,000
Salaries and wages	8,958	-	24,722	
Telephone	671	1,066	2,697	4,824
	35,653	34,391	125,979	141,077
Profit (loss) before below item:	(30,328)	(16,323)	(143,375)	(85,824)
Depletion	-	(2,950)	-	(22,400)
PROFIT (LOSS) FOR THE PERIOD	(30,328)	(19,273)	(144,375)	(108,224)
DEFICIT, BEGINNING OF PERIOD	(9,056,075)	(8,900,451)	(8,942,028)	(8,811,504)
DEFICIT, END OF PERIOD	$ (9,086,403)	(8,919,728)	$ (9,086,403)	(8,919,728)

GOLDEN ARCH RESOURCES LTD.

STATEMENT OF CHANGE IN CASH FLOWS FOR THE THREE and NINE MONTHS ENDED OCTOBER 31, 2002

(with comparative figures for October 31, 2001)

(PREPARED BY MANAGEMENT)

	3 months ended Oct 31 2002	3 months ended Oct 31 2001	9 months ended Oct 31 2002	9 months ended Oct 31 2001
Cash derived from (used for)				
Operating activities				
Profit (loss) for the period	$ (30,328)	(19,277)	$ (144,375)	(108,224)
Less: non-cash items				
Amortization	-	900	-	2,250
Depletion	-	2,950	-	22,400
	(30,328)	15,427	(144,375)	(83,574)
Changes in non-cash working capital items				
Accounts receivable and accrued production decrease (increase)	(2,117)	(8,475)	(1,643)	(2,085)
Accounts payable (decrease) increase	(54,231)	16,591	(21,499)	52,760
Debenture interest payable	-	-	-	19,700
Due from other public companies	(2,994)	-	7,710	(12,399)
	(89,670)	8,116	(159,807)	(25,578)
Investing Activities				
Acquisition of petroleum and natural gas prospects	-	(5,781)	-	(33,731)
Investment in mineral property	-	-	(27,673)	-
Due to related parties	-	(18,131)	-	(13,380)
Capital assets	(659)	-	(5,810)	-
	(90,329)	(23,917)	(193,290)	(47,111)
Financing Activities				
Loan	-	-	(13,603)	-
Proceeds from sale of shares	150,000	22,000	269,000	64,000
	150,000	22,000	255,397	64,000
Cash, increase (decrease) during period	59,671	(9,228)	62,107	(8,709)
Cash, beginning of period	(220)	4,878	(2,656)	4,359
Cash, end of period	$ 59,451	(4,350)	$ 59,451	(4,350)

NOTES TO FINANCIAL STATEMENTS

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs - mineral property

The Company is in the exploration and development stage with respect to its investment in natural resource property and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

(c) Values

The amounts for deferred expenses and mineral property represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d)Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(a) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

- Monetary items, at the rate of exchange prevailing as at the balance sheet date.
- Non-monetary items, at the historical rate of exchange.
- Revenue and expenses, at the period average in which the transaction occurred.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash or overdraft, accounts receivable, accrued production receivable and accounts payable, and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

(d) Segmented information

The Company's identifiable assets are located in the following countries:

	January 31, 2002	January 31, 2001
Canada	$ 616,208	$ 610,154
United States	221,514	206,693
	$ 837,722	$ 816,847

NOTE 3. CAPITAL ASSETS

The Company is amortizing its office equipment at a rate of 20% per annum on the declining balance basis. Costs and accumulated amortization as at January 31, 2002 are as follows:

	Cost	Accumulated Amortization	Net Book Value January 31, 2002	Net Book Value January 31, 2001
Office equipment	$ 28,972	$ 22,350	$ 6,622	$ 8,277
Dimac Mill	25,000	25,000	--	
	$ 53,972	$ 47,350	$ 6,622	$ 8,277

The Company previously owned a 1/3 interest in the Dimac Mill, which has been dismantled and which management wrote-down to a nominal value of $1.00 during the year ended

January 31, 1990, and is now written off in its entirety in these financial statements.

NOTE 4. INTEREST IN MINERAL PROPERTY

Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia

The Company holds an interest in thirty (30) crown granted mineral claims and one (1) reverted crown granted mineral claim, all located in the Slocan and Revelstoke Mining Divisions, British Columbia. Acquisition costs and option payments paid to date total $66,396.

Acquisition costs and deferred exploration and development costs to January 31, 2002, are as follows:

	January 31, 2002	January 31, 2001
Acquisition costs and option payments	$ 66,396	$ 66,396
Deferred exploration and development costs		
Balance, beginning of year	479,072	473,071
Costs incurred during the year	1,336	6,001
	480,408	479,072
	$ 546,804	$ 545,468

The Company maintains this property as an investment for potential exploration and development purposes.

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties as follows:

Cost of Properties at January 31, 2001	$ 192,173
McClendon #1 Well	
Costs incurred during year relating to 5% interest	12,997
	205,170
Wimberley #7 Well located in Jack County, Texas	
Cost of 4% working interest and 3.2% undivided net revenue interest $13,916.60US - equivalent Canadian	21,648
In addition, 200,000 common shares of the Company are to be issued. These shares had not been issued at January 31, 2002 are not included in costs of property to January 31, 2002.	
This transaction was accepted for filing by the TSX Venture Exchange on August 21, 2001.	
	226,818
Deduct: Depletion for year ended January 31, 2002	(12,745)
Balance January 31, 2002	$ 214,073

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year ending January 31,	
2005	$ 255,632
2006	260,012
2007	355,544
2008	141,418
2009	130,526
	$1,143,132

The potential tax benefit of these tax losses is not disclosed in these financial statements due to uncertainty of utilization.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	2002 Shares	2002 $	2001 Shares	2001 $
Balance, January 31 2001 and 2000	22,141,358	$ 8,452,817	22,141,358	$ 8,452,817
Share issued for cash - private placements	640,000	64,000	--	--
Balance, January 31, 2001 and 2000	22,781,358	$ 8,516,817	22,141,358	$ 8,452,817

(c) Escrow shares

127,500 of the above shares outstanding are held in escrow, subject to release upon regulatory approval.

(d) Warrants outstanding

640,000 non-transferable warrants, each warrant to purchase one common share at $0.10 per share, exercisable to August 14, 2002. TSX Venture Exchange filing was accepted September 19, 2001.

(e) Stock options outstanding

Stock options to purchase an aggregate of 1,700,000 common shares at a price of $0.10 per share until October 15, 2003. Stock options for 1,400,000 shares thereof were granted to directors as follows:

Les Kjosness	550,000
Richard Somerville	350,000
Jane Timmis	250,000
Keith Shirley	250,000
	1,400,000

and 200,000 and 100,000 common shares were granted to a company officer and a consultant, respectively. TSX Venture Exchange filing was accepted on November 16, 2001.

NOTE 8. CONVERTIBLE REDEEMABLE DEBENTURES – In Default

(a) On October 15, 1996, the Company issued a five year convertible redeemable debentures at an interest rate of 6% per annum with interest payable on a semi-annual basis. The Company may repay all or any part of the debenture at any time. The lender shall have the right, at its option prior to October 15, 2001, to convert the Principal amount of this Debenture into fully paid non-assessable common shares of the Company.. Conversion will be for a period of up to 5 years from October 15, 1996, at a conversion price of 1 share for each $0.40 of funds advanced for the first year and escalating $0.05 each year thereafter, which will be at a price of $0.60 per share from January 31, 2001 to date of maturity of the debenture on October 14, 2001.

(b) Interest payments are in arrears. There is accrued interest payable of $ 193,769 as at January 31, 2002, that is disclosed as a current liability in these financial statements. The debentures matured on October 14, 2001, and are in default.

NOTE 9. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Management fees and expenses are as follows:

	Year Ended January 31, 2002
Roulette Resources Ltd.	$ 15,000
RSGM Engineering Ltd.	8,932
	$ 23,932

(b) There are balances owing to present and past related parties as follows:

	January 31, 2002	January 31, 2001
Park Distributors Ltd.	$ 190,032	$ 185,460
412960 B.C. Ltd.	39,018	39,018
Roulette Resources Ltd.	--	75,704
RSGM Engineering Ltd.	4,000	--
Monarch Mech	14,330	2,502
Drilling Participants	23,572	36,010
	$ 270,952	$ 338,694

The above accounts, except for accounts due to Drilling Participants, are due to companies owned by a director or officer and / or operated by a former director and officer or a relative of a former director and officer.

NOTE 10. DUE FROM OTHER PUBLIC COMPANIES

There are accounts receivable due from the following companies as at January 31, which are unsecured, non interest bearing with no specific terms of repayments, as follows:

	2002	2001
Safe Environment Engineering Canada Inc.	$ 63,087	$ 68,968
A former director and officer of Golden Arch Resources Ltd. was a director and officer of Safe Environment Engineering of Canada Inc.		
Silver Peak Resources Ltd. (in Bankruptcy) A former director and officer of Golden Arch Resources Ltd. was a director and officer of Silver Peak Resources Ltd.	104,399	101,502
	167,486	170,470
Less: Allowance for doubtful accounts	(104,399)	(101,502)
	$ 63,087	$ 68,968

NOTE 11. GOING CONCERN

These financial statements are prepared on the assumption that the entity is a going concern, meaning it would continue in operation for the foreseeable future and would be able to realize assets and discharge liabilities in the normal course of operations. However, the ability of the Company to continue as a going concern is contingent upon its ability to raise additional working capital to pay its debts and to provide funds for ongoing operations.

Also, interest payments and principal on the Convertible Debenture are in arrears and the Company requires funding to pay the accrued interest to January 31, 2002 of $193,769 and principal of $634,000.

NOTE 12. LOANS PAYABLE

Loans payable that are unsecured, non interest bearing, and with no specific terms of repayment are as follows:

	January 31, 2002	January 31, 2001
Duncan R. McKay	$ 37,273	$ 37,273
Verne Siemens	52,041	--
M. Watson	21,647	--
	$ 110,961	$ 37,273

NOTE 13. INCREASE IN SHARE CAPITAL

An amendment to the Memorandum of Association of the Company was approved by the shareholders on July 24, 2001, whereby the Company's authorized capital has increased to 100,000,000 common shares without par value. A filing on February 6, 2002 of this change with the TSX Venture Exchange was accepted by the Exchange on February 20, 2002.

GOLDEN ARCH RESOURCES LTD.
For the Quarter ended October 31, 2002

Section 1:

1) **Related Transactions for the Current Period:**

Management fee represents remuneration to RSGM Engineering Ltd., of $2,000 per month plus expenses.

Section 2:

Securities Issued During Quarter :

1,500,000 units @ $0.10 per unit pursuant to a private placement brokered in part by Canaccord Capital Corporation. Each unit consists of one common share plus one non-transferable share purchase warrant, each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004. Exchange approval was given on October 7, 2002. This private placement includes 100,000 units to a Company director. Canaccord was paid $10,000 cash plus administration fee, and issued 250,000 warrants, each warrant is exercisable to purchase one common share at $0.15 per share up to October 7, 2004.

Options Granted During Quarter : Nil

Section 3:

Authorized and Issued Share Capital as at October 31, 2002

Authorized share capital: 100,000,000 common shares without par value.
A total of 26,471,358 shares have been issued for a total of $ 8,785,817.

Options, Warrants and Convertible Securities Outstanding as at October 31, 2002

1,750,000 warrants as in Section 2 above.

2,000,000 warrants pursuant to a private placement @ $0.05 per unit, each unit consisting of one common shares plus one non-transferable share purchase warrant. Each warrant is exercisable to purchase one common share at $0.10 per share. The warrants expire May 21, 2003. Exchange approval was given on May 21, 2002. This private placement included 200,000 units to Company directors.

640,000 non-transferable warrants, each warrant to purchase one common share at $0.10 per share until August 14, 2003. Exchange approval for the warrant extension was received on August 2, 2002.

Stock options to purchase an aggregate of 1,500,000 common shares at a price of $0.10 per share until October 15, 2003. Stock options for 1,400,000 shares thereof were granted to directors as follows:

Les Kjosness	550,000
Richard Somerville	350,000
Jane Timmis	250,000
Keith Shirley	250,000
	1,400,000

TSX Venture Exchange filing was accepted on November 16, 2001. Pursuant to a clause in the option agreement, 200,000 options to a former company officer were canceled.

On October 15, 1996, the Company issued a five year convertible redeemable debentures at an interest rate[3] of 6% per annum with interest payable on a semi-annual basis. None of the debentures were converted into shares. Interest payments are in arrears. There is accrued interest payable of $ 193,769 as at January 31, 2002 (audited), that is disclosed as a current liability in these financial statements. The debentures matured on October 14, 2001, and are in default. The Company is currently negotiating with all debenture holders to retire or renegotiate the debt.

List of Directors and Officers as at date of signing this report:

Les Kjosness	President/Director
Jane Timmis	Director
Keith Shirley	Director
Richard Somerville, P.Eng.	COO/Secretary

SCHEDULE C: MANAGEMENT DISCUSSION – QUARTER ENDED OCTOBER 31, 2002

The Company is a junior resource-based company, having interests in oil and gas wells and mineral properties.

Mildred Peak Property

The Company has received Mineral Exploration Permits from the Arizona State Land Department for additional acreage in Pima Count, Arizona. The additional permits cover an area of 1048.56 acres and are included in what is known as the Mildred Peak Property pursuant to the Lease Agreement with Altar Resources Partnership. Company management believes that the added land acquisition has the potential for enhancement of the Property's mineral values.

MALACHITE SILVER PROJECT ASSAYS

Additional samples taken from the Malachite Silver Project in Arizona on September 26, 2002 have been analyzed. The Malachite Silver Project is one of four Arizona precious metal projects proposed for joint venture with Redhawk Resources Inc. (RDK-TSX) (see below).

The project is a silver/copper mineralized silicified contact metamorphic deposit (a silver/copper skarn deposit) hosted by a Jurassic age calcareous siltstone adjacent to the contact with a granite intrusive. Two character samples were taken from two outcrops separated by approximately 210 feet (64 meters) of overburden/pediment cover. No other outcrops were observed in the area of these mineralized outcrops.

The most northerly of the outcrops is centered on a shaft/pit that is approximately ten feet deep. The northern outcrop character sample is a combination of outcrop and spoils from the pit, which covers the remainder of the outcrop. Part of the southern outcrop is covered by spoils from digging on the side of the outcrop. The digging on these outcrops appears to be from the late 1800's or early 1900's when the area was undergoing significant gold exploration. The southern outcrop character sample is a combination of outcrop and spoils from the digging on the side of the outcrop. There is also evidence of hand digging both in the area between the outcrops and nearby, attempting to penetrate the pediment cover. These attempts were unsuccessful. No evidence was found of other attempts to explore these showings; overburden/pediment cover surrounds the outcrops.

The samples collected and combined to form the character sample of the northern showing assayed 4.30 ounces of silver per ton (147.5 grams per tonne) and 1.87% copper. The samples collected and combined to form the character sample of the southern showing assayed 6.87 ounces of silver per ton (235.4 grams per tonne) and 1.35% copper. The sample collected earlier and mentioned in the Company's news release of

September 13, 2002 assayed 15.1 ounces of silver per ton (517.7 grams per tonne) and 0.97% copper, confirming the earlier sampling by the Company on the Malachite Silver Project.

The samples were collected by and under the direct supervision of a Qualified Person under the meaning of National Instrument 43-101, and were analyzed in Vancouver at the Teck Cominco Exploration Research Laboratory

The Company had also planned to obtain samples from the Gold Bullion Mine and the Northern Gold Anomaly; however a flash flood washed out the gravel road to the sites, making access impossible. The Company plans to obtain samples from these sites as soon as conditions are favorable. The samples obtained will help define the target areas for a trenching or drilling work program.

Proposed Joint Ventures with Redhawk Resources Inc. ("Redhawk")(RDK-TSX)

Redhawk and Golden Arch also announce that the Companies are continuing negotiations on an alternate proposal for joint ventures on the Golden Arch's four precious metals projects. Golden Arch was unable to reach a consensus with various stakeholders on acceptance of the terms of the letter of understanding reached between Redhawk and Golden Arch on September 12, 2002, and as a result, Redhawk and the Company have mutually agreed to abandon the September 12th letter of understanding. The projects consist of the following:

Malachite Silver Project: Oxidized silver and copper mineralization is the focus of the Malachite Silver project. The Malachite Silver project is a silver/copper mineralized silicified contact metamorphic deposit (a silver/copper skarn deposit) hosted by a Jurassic calcareous siltstone adjacent to the contact with a granite intrusive. Within the mineralized area a character sample was taken, which assayed 15.1 ounces of silver and 0.97 per cent copper per ton. Several acres of similar looking malachite stained rock is intermittently exposed in outcrop.

Jupiter Gold Project: The Jupiter Gold Project is underlain by a 7,000 foot by 400 foot rock chip and soil anomaly, which is open to extension. Rock chip samples graded up to approximately 1 opt gold. Hosted by Jurassic age conglomerates, the gold and silver mineralization is contained within quartz veins and veinlets, and disseminated within a zone of silicification. One hand-dug trench was sampled on bedrock with continuous samples averaging 6.6 foot in length. The trench ran 0.036 opt gold over the entire length of 210 feet, including 0.21 opt gold over 6.6 feet, and 0.05 opt gold over 92 feet. Another trench, located approximately 1600 feet to the south of the first trench, ran 0.027 opt gold over the entire length of 230 feet, including 0.03 opt gold over 197 feet, 0.067 opt gold over 26 feet, and 0.124 opt gold over 13 feet.

Towards the northern end of the Jupiter Project there is an area of extensive veining, including the areas of the old Jupiter and Iowana Mine underground workings. Production of several hundreds of tons is reported from intermittent operations from the 1930's and 1940's of material grading about 0.75 opt gold and 12 opt silver. The combination of these mineralized vein workings, and the visual evidence of surface workings on other veins scattered along the Jupiter Gold trend, suggests the possibility of areas of higher-grade mineralization occurring within areas of lower-grade mineralization.

This has the potential of enhancing the overall grade of any large low-grade deposit that may be established on the Jupiter Gold Project. In 1974, 35 crude rotary percussion holes were drilled in the vicinity of the Jupiter Mine, of which 27 had very anomalous gold values. In 1990, 7 reverse circulation holes were drilled between the Gold Bullion Mine and the Jupiter. At least 3 holes were drilled into rocks not known to host gold mineralization and 3 had anomalous gold values.

Placeritos Gold: A 4000 foot long rock chip and soil anomaly, which is open to extension, is the focus of the Placeritos Project. Rock chip samples graded up to 1.25 opt gold. Also hosted by Jurassic age conglomerates, the gold and silver mineralization is contained within quartz veins and veinlets, and in dissemination within a zone of silicification. Other than rock chip and soil sampling, the Placeritos project has seen very little work. A character sample was taken on the Placeritos property that assayed 0.61 opt gold. This suggests the possibility of areas of higher grade mineralization occurring within larger areas of lower grade mineralization which potentially may enhance the overall grade of any large low grade deposit that may be established on the Placeritos project.

Gold Bullion Mine: The Gold Bullion Mine Project is a high-grade gold vein project that was sporadically developed underground and mined from approximately 1880 to 1916. There are at least three apparently related veins at the Gold Bullion. The Gold Bullion itself is at least 300 feet long; however, surface observation suggests the vein is significantly longer. The mine workings are to a depth of at least 250 feet with multiple levels. Apparently about 3,000 tons were produced prior to 1916. In a 1913 report on the property the mining engineer reported that his sampling was restricted to above the 165-foot level, below which the mine was flooded.

The samples were taken from the main shaft and three levels. The vein width appears to be between 3-5 feet where sampled, with grades running from 0.25 opt gold and 28.0 opt silver to 1.6 opt gold and 28.0 opt silver. Surface observations suggest widths up to 10 feet. The sampling suggests an average grade of 0.75 opt gold-equivalent for the Gold Bullion vein. The engineer reported similar grades from the other veins that were sampled in other workings that were not connected underground with the Gold Bullion vein.

Except for the historical data set out above, a Qualified Person has verified the technical data disclosed herein. The agreement is subject to Regulatory Approval.

The Pima County Projects Joint Venture represents an opportunity for Golden Arch to finance the initial exploration of four high-priority precious metals projects in an area with good infrastructure. With the projects only a short distance from one another, it should be possible to run a cost-efficient exploration program on a year-round basis.

Legal

The Company received a Writ of Summons dated May 22, 2002 from Roy Gould naming the Company as one of the defendants. The Company believes the claim to be of no merit and has filed a Statement of Defence with the Supreme Court of British Columbia.

Subsequent Events

On November 15, 2002, Richard Somerville, P.Eng., resigned as a director of the Company. For the time being, Mr. Somerville will continue to act as the Chief Operating Officer for the Company, and to provide his geological and engineering services to the Company. Mr. Somerville has been of great assistance to the Company during the last 14 months while he acted as a director. His many years of experience in the mining industry and his role in obtaining and evaluating the Mildred Peak Property in Arizona are gratefully acknowledged.

Subject to regulatory approval, the Company is pleased to announce that it has reached an agreement in principle with a majority of secured and unsecured creditors. The Company will rewrite the existing debentures, paying outstanding interest with common shares of the Company at a deemed value of $0.10 per share. The Company will pay unsecured creditors principle in full with common shares at a deemed value of $0.12 per share. The debentures, in the principal amount of $634,000 Cdn, were issued October 15, 1996 at an interest rate of 6% per annum. The debentures matured on October 14, 2001.

On behalf of the board of Directors of Golden Arch Resources

"Les Kjosness"

President